Mail Stop 03-03


VIA FACSIMILE (304) 343-2867 and U.S. Mail

June 3, 2005

Sandra M. Murphy, Esq.
Bowles Rice McDavid Graff & Love LLP
600 Quarrier Street
P.O. Box 1386
Charleston, West Virginia 25325-1386
(304) 347-1131

Re:	Logan County Bancshares, Inc.
      Preliminary Schedule 14A
      Filed May 5, 2005
      File No. 002-95114

      Schedule 13E-3
      Filed May 5, 2005
      File No. 005-80719

Dear Ms. Murphy:

      We have reviewed the above filings for issues related to the
Schedule 13E-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A

General

1. We note that you have not yet included your proxy card in your filing. Please provide us with your proxy card on a supplemental basis. If you choose to file your proxy card in the next amendment please do so in compliance with Rule 14a-6(e)(1) of the Proxy Rules.

2. We note that your meeting date is currently scheduled for June 21, 2005. Please confirm to us that this date is flexible and that your proxy card will be provided to your shareholders at least 20 business days prior to the date the votes may be used to effect the corporate action in accordance with Note D.3. to Schedule 14A.

Summary Term Sheet, page 1

Recommendation of the Logan Board and Determination of Fairness of the Merger Proposal, page 5

3. Item 1014(a) of Regulation M-A requires a filing person on the
Schedule 13E-3 to state a belief as to the fairness of the proposed "Rule 13e-3 transaction" to "unaffiliated security holders." Much of your disclosure throughout your document states that the special committee and the board of directors determined that the "merger" is fair to "you" or "shareholders who would receive cash", etc. which include different concepts. We note that on page 17 you state that the board determined that the merger is substantively and procedurally fair to the unaffiliated shareholders. Further, on page 18, you state that the board of directors concluded that the proposed transaction was substantively and procedurally fair to the Company`s unaffiliated shareholders. Please revise throughout the disclosure materials to provide the finding of the fairness of the Rule 13e-3 transaction, not limited to the merger, as to non-affiliates as a distinct group, as required by Item 1014(a).

Special Factors, page 10
Background of the Merger, page 10

4. Please identify the securities counsel retained and asked to attend the board meeting held on November 1, 2004. Further, identify the alternative means of reducing the number of shareholders to a level which would permit the Company to suspend its SEC reporting obligations considered by the board of directors at this meeting.

5. How did the Special Committee determine that the $3.00 premium over the $47.00 value contained in the Southard Financial valuation report was sufficient to compensate small shareholders for having their shares purchased against their wishes?

6. Please revise your disclosure to identify the alternative structures to the going private transaction considered by the board at its February 22, 2005 meeting.

7. Clarify whether the fairness finding of Southard addressed the fairness of the price to Logan County Bancshare`s unaffiliated shareholders. If not, explain here or where appropriate in the disclosure document how the board analyzed the fairness finding of Southard, addressed to "cashed out" shareholders generally, to arrive at a finding of fairness as to the unaffiliated shareholders as a distinct and separate group.

8. Did the special committee, at the meeting on March 15, 2005, make a determination of the fairness of the Rule 13E-3 transaction to unaffiliated shareholders?

9. Did the board of directors, at the March 22, 2005 meeting, make a determination of the fairness of the Rule 13E-3 transaction to unaffiliated shareholders?

Purpose and Reasons for the Merger, page 14

10. Please state the reasons for undertaking the Rule 13e-3 transaction at this time in the Company`s operating history, as required by Item 1013(c) of Regulation M-A.

Fair Price Considerations, page 18

11. Please provide us with your analysis for why the certain directors and executive officers other purchases of shares during the past two years did not constitute the first steps in the going private transaction. Refer to Rule 13e-3(a)(3) and Question and Answer No. 4 of Exchange Act Release No. 17719 (April 13, 1981).

Opinion of Independent Financial Advisor, page 22

12. We note the reference to "the competitive and economic outlook for Logan`s trade area" and "the future earnings and dividend paying capacity of Logan and its subsidiaries." Any projections, including, but not limited to, earnings projections and financial forecasts provided to the fairness advisor for use in valuing the shares should be disclosed. You should also describe the material assumptions underlying them.

Selected Financial Data (Unaudited), page 52

13. We note that you reference the Company`s annual report on Form 10-K for the fiscal years ended December 31, 2003 and December 31, 2004, but you incorporated by reference only the Company`s annual report on Form 10-K for the fiscal year ended December 31, 2004. Revise your disclosure to include an express statement that the financial statements for the two fiscal years required to be filed with the Company`s most recent annual report are incorporated by reference and clearly identify the matter incorporated by reference by page, paragraph, caption or otherwise. Please see
Item 1010(a) of Regulation M-A and Instruction 3 to Item 13 of
Schedule 13E-3.

14. Tell us how unaudited selected financial data meets the summary information requirement that includes a fair and adequate summary of audited financial statements for the two fiscal years required to be filed with the Company`s most recent annual report. Please see Item 1010(c) and Item 1010(a) of Regulation M-A.

Consolidated Selected Financial Data, page 53

15. We note that you have incorporated by reference the Company`s annual report on Form 10-K for the year ended December 31, 2004.
We presume that you will, according to our comment above, incorporate the audited financial statements for the two fiscal years required to be filed with the Company`s most recent annual report. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial
statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001) (for guidance on a nearly identical
instruction in the context of a tender offer).   It appears that
only net income per common share to meets one of the requirements of
Item 1010(c) of Regulation M-A. Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation M-A in the Schedule 14A filed in connection with this going private transaction.

Pro Forma Consolidated Balance Sheets, page 56

16. We note that you provide the earnings per share for the most recent fiscal year. Please provide the company`s statement of income, earning per share, and ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period per
Item 1010(b)(2) of Regulation M-A.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to the filing person`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

	If you have any questions, please contact me at (202) 551-3257 or by facsimile at (202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions